CPI INTERNATIONAL, INC.

811 Hansen Way

Palo Alto, California 94303-1110

April 7, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          CPI International, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

CPI International, Inc. (the “Issuer”), the primary obligor under the 8.00% Senior Notes due 2018 (the “Restricted Notes”), and each of the guarantors set forth on the signature page hereto (the “Guarantors” and, together with the Issuer, the “Registrants”) are registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).  The Registrants represent as follows:

1.             The Registrants have not entered into any arrangement or understanding with any person to distribute the 8.00% Senior Notes due 2018 to be received in the Exchange Offer (the “Exchange Notes”) and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.             In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.             The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange

Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.             The Registrants further represent that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrants or any affiliate of the Registrants to distribute the Exchange Notes.

5.             The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

6.             The Registrants will require the exchange offeree to represent to the following additional provisions:

(a)           If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)           If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

CPI INTERNATIONAL, INC.

By:	/s/ Joel A. Littman
Name:	Joel A. Littman
Title:	Chief Financial Officer, Treasurer
and Secretary

GUARANTORS

CPI INTERNATIONAL HOLDING CORP.
COMMUNICATIONS & POWER INDUSTRIES LLC
CPI SUBSIDIARY HOLDINGS LLC
COMMUNICATIONS & POWER INDUSTRIES INTERNATIONAL INC.
COMMUNICATIONS & POWER INDUSTRIES ASIA INC.
CPI ECONCO DIVISION
CPI MALIBU DIVISION

By:	/s/ Joel A. Littman
Name:	Joel A. Littman
Title:	Secretary